Exhibit 99.1

Semantix Announces 3Q 2022 Financial Results

Financial Highlights

•	Net revenue for the third quarter of 2022 was R$81 million, an increase of 7% year-over-year, mainly due to an increase in proprietary SaaS net revenue.

•	Semantix had 12 customers contributing more than US$1 million in revenue in the trailing 12 months as of September 30, 2022.

•	Proprietary SaaS revenue grew 16% year-over-year, with Proprietary SaaS ARR increasing 21% year-over-year in September 2022 with increased focus on core big data & analytics solutions.

•

Gross profit increased 39% year-over-year, with gross margin improving 11 percentage points year-over-year, from 37% in the third quarter of 2021 to 48% in the third quarter of 2022, supported by an increased share of Proprietary SaaS in our revenue mix coupled with better margins from the resale of third-party products.

•	Adjusted EBITDA in the third quarter was a loss of R$7 million, due primarily to ramping-up investments in talent and sales and marketing efforts.

•	Cash and cash equivalents of R$532 million as of September 30, 2022, reflecting proceeds from the transaction with Alpha Capital. Net cash was R$ 354 million as of September 30, 2022.

Key Business Highlights

Set forth below are key highlights in relation to the ongoing execution of our growth strategy, particularly in terms of product development, talent acquisition and other strategic initiatives.

•	Product development:

•	completed redesign of our proprietary data platform (SDP) with focus on user experience;

•

the addition of several ready-to-use AI algorithms to our SDP intended to enhance efficiency for our customers in the execution of certain complex tasks, including, among other new capabilities, tools to extract keywords from text, tag images with visual description, and optimize the distribution of items within online retail stores, among others;

•

enabled customers to use Python programming language as part of scheduled data transformation routines within SDP, improving the performance of such routines and bringing SDP closer to the large community of Python developers; and

•	empowered customers with multiple new types of data source connectors, such as social media platforms and data cloud storage providers.

•

Focus on the core: sharpen focus on portfolio of core AI & data analytics products and discontinue the offering of certain products, such as Smarter Sales and Intelligent Chat. As a result, we are helping our customers to migrate to alternative platforms in the market, as we continue to offer support on AI & data analytics.

•	People and leadership: strategically hired José Pizani as Product Director and Fábio Marcolino as Technology Director.

•	Thought leadership: hosted the Semantix Data Summit on October 4, 2022, bringing together over 500 participants, including some of the most influential tech professionals from Brazil and abroad.

•	Share buyback: on November 29, 2022, Semantix announced a plan to buy back up to US$5 million of its common shares.

Certain Definitions

Proprietary SaaS and Resale of Third-party Software: Proprietary SaaS consists of Semantix’s data platform software, while Resale of third-party Software consists of the resale of licenses from third-party data platform software providers.

Customers with Trailing 12-Month Revenue Greater than US$1 Million: Large customer relationships lead to scale and operating leverage in our business model. Compared with smaller customers, large customers present a greater opportunity for us to sell additional capacity because they have larger budgets, and a wider range of potential use cases. As a measure of our ability to scale with our customers and attract large enterprises, we count the number of customers that contributed more than US$1 million in revenues in the trailing 12 months, considering the Brazilian real to US Dollar exchange rate as of September 30, 2022. Our customer count is subject to adjustments for acquisitions, consolidations, spin-offs, and other market activity.

Proprietary SaaS ARR: This metric is intended to measure the value of the contracted recurring revenue components of our proprietary SaaS term subscriptions normalized to a one-year period. We measure Proprietary SaaS ARR as the total gross revenue we expect to receive from our proprietary SaaS customers over the following 12 months based on contractual commitments, assuming no increases or reductions in their subscriptions or usage.

Net Cash (Debt): Net cash (debt) reflects Semantix’s cash and cash equivalents balance at a given date in time, net of the loans and borrowings balance as of the same date.

3Q22 Financial Highlights

(In BRL million, except for percentages)

	3Q 2022		3Q 2021		Y/Y Change
Net Revenue	R$	81	R$	75	7%
Gross Profit	R$	39	R$	28	39%
Gross Margin		48%		37%	11 p.p.
Adjusted EBITDA	(R$	7)	(R$	12)	—
Adjusted EBITDA Margin		(8%)		(16%)	8 p.p.

	September 30, 2022		December 31, 2021		Change
Cash and Cash Equivalents	R$	532	R$	52	921%
Net Cash (Debt)	R$	354	(R$	94)	—

Forward-Looking Statements

This report on form 6-K (“6-K”) contains forward-looking statements and forward-looking information within the meaning of applicable United States securities legislation that involve substantial risks and uncertainties (collectively herein referred to as “forward-looking statements”). All statements other than statements of historical facts contained in this 6-K, including statements regarding our future financial position, results of operations, business strategy and plans and objectives of management for future operations, are forward-looking statements. For example, forward-looking statements include, without limitation, statements concerning the following: the growth of Semantix’s business and its ability to realize expected results, including with respect to its net revenue, gross profit, gross margin, EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, cash and cash equivalents and net cash (debt); the viability of its growth strategy, including with respect to its ability to grow market share in Brazil and internationally, particularly through the expansion of its proprietary SaaS data solutions, grow revenue from existing customers, and consummate and achieve expected benefits through acquisitions; opportunities, trends and developments in the data industry, including with respect to future financial performance in the industry; the size of Semantix’s total addressable market; macroeconomic and geopolitical factors, including the consequences of the 2022 presidential election results in Brazil. In some cases, you can identify forward looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target,” “trend” or other similar expressions (or the negative versions of such words or expressions).

Such forward-looking statements are based on the current expectations of our management and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements and could adversely affect the outcome and financial effects of the plans and events described herein. In addition, even if the outcome and financial effects of the plans and events described herein are consistent with the forward-looking statements contained in this 6-K, those results or developments may not be indicative of results or developments in subsequent periods. Although Semantix has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking information contained in this 6-K are based on current estimates, assumptions, expectations and projections, including with respect to the management’s expectations regarding Semantix’s growth based on historical financial results and anticipated commercial developments, the anticipated success of current strategies for market penetration in Brazil and globally in light of competition from existing market participants and the emergence of competitors in the future, management’s expectations with respect to the development of technology and other proprietary intellectual property by Semantix based on existing technological realities and strategies with respect to intellectual property development, management’s expectations regarding the likelihood Semantix will be able to enter into commercial arrangements with relevant third-parties and customers, Semantix’s ability to maintain adequate margins based on financial metrics available to management, the ability of Semantix to finance its ongoing capital needs, the continued involvement of Semantix’s management in Semantix’s operations and the ability of Semantix to attract and retain talent in the future, which are based on the information available as of the date of this 6-K, and, while considered reasonable by Semantix, are inherently uncertain. Historical statements contained in this document regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. In this regard, certain financial information contained herein has been extracted from, or based upon, information available in the public domain and/or provided by Semantix. In particular, historical results should not be taken as a representation that such trends will be replicated in the future. No statement in this document is intended to be nor may be construed as a profit forecast.

Nothing in this 6-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this 6-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein.

Non-GAAP Financial Measures

This 6-K includes certain non-IFRS financial measures (including on a forward-looking basis) and industry metrics such as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, annual recurring revenue and net cash (debt). These measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. Semantix believes that these measures (including on a forward-looking basis) provide useful supplemental information to investors about Semantix, particularly as they exclude the impacts of certain events that we believe are isolated in nature incurred as part of our recent expansion and, therefore, not reflective of our underlying results. Semantix’s management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Semantix’s management uses forward-looking non-IFRS measures to evaluate Semantix’s projected financials and operating performance. However, there are a number of limitations related to the use of these measures, including that they exclude significant expenses that are required by IFRS to be recorded in Semantix’s financial statements, including certain research expenses, provisions, expenses related to our stock option plans and other expenses related to our expansion, including our recently-completed business combination and other acquisitions. In addition, other companies may calculate non-IFRS measures or industry metrics differently or may use other measures to calculate their financial performance, and therefore, Semantix’s non-IFRS measures and industry metrics may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Semantix, Inc.

Unaudited Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

(in BRL thousands)

	Three Months Ended, September 30,		Nine Months Ended, September 30,
	2022	2021	2022	2021
Revenues	80,638	75,189	166,180	170,299
Cost of sales	(41,563)	(47,062)	(99,356)	(103,537)
Gross profit	39,075	28,127	66,824	66,762
Operating expenses
Sales and marketing expenses	(13,466)	(6,812)	(38,296)	(22,532)
General and administrative expenses	(37,359)	(36,484)	(64,278)	(59,701)
Research and development	(4,127)	(1,011)	(24,692)	(1,365)
Other expenses	(198,733)	(1,206)	(231,312)	(9,415)
Operating loss	(214,610)	(17,386)	(291,754)	(38,536)
Financial income	23,272	557	29,902	2,998
Financial expenses	(12,284)	(5,158)	(31,492)	(14,085)
Net financial results	10,988	(4,601)	(1,590)	(11,087)
Loss before income tax	(203,622)	(21,987)	(293,344)	(49,623)
Income tax	4,102	2,676	7,674	7,238
Loss for the period	(199,520)	(19,311)	(285,670)	(42,385)

Semantix, Inc.

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(in BRL thousands)

	Nine Months Ended, September 30,
	2022	2021
Loss for the period	(285,670)	(42,385)
Adjustments to reconcile loss for the period	219,450	36,633
Depreciation and amortization	12,324	5,396
Deferred income tax	(7,745)	(6,675)
Onerous contract	(7,772)	7,745
Fair value adjustment of derivatives financial instruments	(15,080)	2,648
Share based payment	3,158	5,031
Listing expense	213,595	—
Trade and other receivables loss allowance	675	9,152
Accounts receivable write-off and write off of creditor invoice	(4,301)	9,415
Provision/(reversion) for contingencies	1,360	(1,984)
Interest expense	23,236	5,905
Interest paid	(33,895)	(892)
Changes in working capital assets and liabilities	(34,281)	(50,922)
Net cash outflow from operating activities	(134,396)	(57,566)
Purchase and development of intangible assets	(23,919)	(15,877)
Acquisition of subsidiaries net of cash acquired	(24,143)	—
Acquisitions of property and equipment	(507)	(401)
Net cash outflow from investment activities	(48,569)	(16,278)
Proceeds from exercise of stock options	276	—
Loans obtained	122,015	104,965
Payment of loans	(79,898)	(6,279)
Payments of lease liabilities	(870)	(1,476)
Transaction with non-controlling interests	—	5,017
Proceeds from SPAC merger, net	630,083	—
Net cash inflow from financing activities	671,606	102,227
Increase in cash and cash equivalents	488,641	28,383
Cash and cash equivalents at the beginning of the period	52,149	25,936
Cash and cash equivalents at the end of the period	532,416	50,834
Exchange rate effect	(8,374)	(3,485)
Increase in cash and cash equivalents	488,648	28,383
Supplemental non-cash flow information
Lease remeasurement	257	—
Unpaid amount related to business combination	33,062	—
Other receivables related to the sale of non-controlling interest	—	5,017

Semantix, Inc.

Unaudited Interim Condensed Consolidated Statement of Financial Position

(in BRL thousands)

	September 30, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	532,416	52,149
Trade receivables and other, net	94,659	36,525
Tax receivables	6,711	4,993
Prepaid expenses and other assets	39,191	18,603
PP&E, Intangible and right of use asset	148,618	81,159
Deferred tax asset	25,357	11,698
Derivatives financial instruments	1,996	1,308

Total current assets	667,994	111,686

Total non-current assets	180,954	94,749

Total assets	848,948	206,435

LIABILITIES
Loans and borrowings	178,052	146,594
Trade and other payables	114,170	78,389
Lease liabilities and other liabilities	60,421	34,459
Taxes payable	10,485	3,859
Derivatives financial instruments	19,167	—
Deferred income tax	8,590	7,029

Total current liabilities	249,897	142,030

Total non-current liabilities	140,988	128,300

Total liabilities	390,885	270,330

EQUITY
Share capital	425	55,818
Additional paid-in capital	872,771	—
Capital reserves	19,433	15,999
Other comprehensive income	(14,029)	(1,022)
Accumulated loss	(425,703)	(140,477)
Non-controlling interests	5,166	5,787

Total equity	458,063	(63,895)

Total equity + liabilities	848,948	206,435

Semantix, Inc.

GAAP to Non-GAAP Adjusted EBITDA and Adjusted EBITDA Margin Reconciliations

(in BRL millions)

	Three Months Ended, September 30,
	2022	2021
Loss for the period	(199.5)	(19.3)
(+/-) Net interest income (expenses)	2.5	2.6
(+/-) Income tax	(4.1)	(2.7)
(+) Depreciation and amortization	4.9	2.0
EBITDA	(196.2)	(17.4)
(+) Data platform relaunch research expenses (1)	—	—
(+) Stock option expenses (2)	1.1	3.0
(+) Transaction expenses (3)	(8.2)	—
(+) Listing expenses (4)	213.6	—
(+) Earn-out payment expenses (5)	—	2.4
(+) Onerous contract provision expenses (6)	—	—
(+/-) Fair Value of Derivative Financial Instruments (7)	(16.9)	—
Adjusted EBITDA	(6.6)	(12.0)
Net Revenue	80.6	75.2
Adjusted EBITDA Margin	(8%)	(16%)

	Nine Months Ended, September 30,
	2022	2021
Loss for the period	(285.7)	(42.4)
(+/-) Net interest income (expenses)	14.2	4.9
(+/-) Income tax	(7.7)	(7.2)
(+) Depreciation and amortization	12.4	4.9
EBITDA	(266.8)	(39.8)
(+) Data platform relaunch research expenses (1)	—	1.1
(+) Stock option expenses (2)	4.0	9.7
(+) Transaction expenses (3)	23.2	—
(+) Listing expenses (4)	213.6	—
(+) Earn-out payment expenses (5)	—	4.9
(+) Onerous contract provision expenses (6)	—	7.7
(+/-) Fair Value of Derivative Financial Instruments (7)	(16.9)	—
Adjusted EBITDA	(42.9)	(16.4)
Net Revenue	166.2	170.3
Adjusted EBITDA Margin	(26%)	(10%)

(1)

Consists of isolated research expenses incurred in connection with the recent redesign and relaunch of Semantix’s proprietary data platform with the purpose of enhancing its functionality arising in relation to a single contract with a single supplier over a three-year period starting in 2019 and, following the relaunch of its data platform, which Semantix does not expect to incur on an ongoing basis.

(2)

Consists of expenses related to stock option grants under the 2021 Plan and a stock option plan adopted by us in 2020, including payroll expenses in the amounts of R$0.2 million and R$0.2 million for the three-month periods ended September 30, 2022 and 2021, respectively, and R$0.8 million and R$0.2 million for the nine-month periods ended September 30, 2022 and 2021, respectively.

(3)

Consists of concentrated expenses of an extraordinary nature related to third-party advisory, support services, travelling and events incurred in connection with the transaction with Alpha Capital that are not expected to be ongoing.

(4)	Consists of a one-time non-cash expense reflecting the accounting impact of the NASDAQ listing in accordance with IFRS 2.
(5)	Consists of expenses related to earn-out payment to the former shareholders of LinkAPI.
(6)

Consists of non-cash expenses recorded under provisions relating to the early termination by a single client of a three-year contract to purchase third-party software in the early phases of Semantix’s U.S. operations, with such amount corresponding to Semantix’s ongoing payment obligations under an onerous contract with the third-party software supplier despite the early termination of the resale contract by Semantix’s client.

(7)	Consists of gains from fair value of Semantix Warrants which increased our financial income in the period as a result of the trading price of these warrants.

Investor Contact

Adriano Alcalde

Chief Financial Officer & IR

ir@semantix.ai

Press Contact

semantix@rpmacomunicacao.com.br

Source: Semantix, Inc.